Page 1

SCHEDULE 13G

Name of Issuer:   Pharmaceutical Product Development, Inc.

Title of Class of Securities:       Common Stock

CUSIP Number:  717124101

(1) Names of reporting Persons. S.S. or IRS. Identification Nos. of Above Persons. Fredric N. Eshelman

(2)      Check the Appropriate Box if a Member of a Group: NOT APPLICABLE (a)
                                                                          (b)

(3)      SEC Use Only:

(4)      Citizenship or Place of Organization: United States

     Number of Shares Beneficially Owned :  (5)   Sole Voting Power:  3,052,544

                                            (6)   Shared Voting Power: 0

                                            (7)   Sole Dispositive Power:
                                                  3,052,544

                                            (8)   Shared Dispositive Power: 0

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person: 3,052,544

(10) Check if the Aggregate amount in Row (9) Excludes Certain Shares: Not Applicable

(11)     Percent of Class Represented by Amount in Row (9): 13.0%

(12)     Type of Reporting Person: IN

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                                                                          Page 2
Item 1   Issuer
         (a)      Pharmaceutical Product Development, Inc.
         (b)      3151 South 17th Street Extension
                  Wilmington, North Carolina  28412

Item 2.  Person Filing
         (a)      Fredric N. Eshelman
         (b)      Pharmaceutical Product Development, Inc.
                  3151 South 17th Street Extension
                  Wilmington, North Carolina 28412
         (c)      United States
         (d)      Common Stock
         (e)      717124101

Item 3.  Filing Pursuant to Rules 13d-1(b) or 13(d)-2(b)
         Not Applicable

Item 4.  Ownership
         (a) 3,052,544 (includes 16,666 shares issuable pursuant to vested options).
         (b)      13.0%
         (c) The Reporting Person retains sole voting and dispositive power over all shares.

Item 5.  Ownership of Five Percent or Less of  Class
         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

Item 8.  Identification and Classification of Members of the Group
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification
         Not Applicable
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                                                                          Page 3

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 1999
Date

Fredric N. Eshelman

/s/ Rudy C. Howard
Name:  Rudy C. Howard
Title:  Attorney in Fact*

* Signed pursuant to a power of attorney, dated December 16, 1998, included as Exhibit A to this Schedule 13G filed with the Securities and Exchange Commission by Fredric N. Eshelman on February 4, 1999.

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                                   EXHIBIT A


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Rudy C. Howard or Fred B. Davenport, Jr. signing singly, with full power of substitution, his/her true and lawful attorney-in-fact, to execute and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13-d-1(f)
(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13(d)-1(d) under the Act) of Pharmaceutical Product Development, Inc. beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, and generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present.

     This Power of Attorney is governed by and shall be construed in accordance with the laws of the State of North Carolina. This Power of Attorney is effective until revoked by the undersigned, which revocation shall be evidenced by an instrument in writing in form required by North Carolina law. This Power of Attorney is executed pursuant to the provisions of the North Carolina General Statutes, Chapter 32A, Article 2, with the intention that this Power of Attorney and the authority of said attorney-in-fact hereunder shall continue in effect notwithstanding any incapacity or mental incompetence which may be incurred by the undersigned subsequent to the execution of this Power of Attorney by the undersigned.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 1998.


                                           /s/    Fredric N. Eshelman